Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (May 1, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) today announced that, at the annual and special meeting of shareholders held earlier today (the “Meeting”), each of the twelve nominees listed in the management information circular dated March 12, 2015 were elected as directors of Agnico Eagle.  The detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Dr. Leanne M. Baker	132,818,312	4,122,215	136,940,527	96.99%	3.01%
Sean Boyd	136,489,304	451,223	136,940,527	99.67%	0.33%
Martine A. Celej	135,283,781	1,656,746	136,940,527	98.79%	1.21%
Robert J. Gemmell	135,304,525	1,636,002	136,940,527	98.81%	1.19%
Bernard Kraft	135,265,545	1,674,832	136,940,527	98.78%	1.22%
Mel Leiderman	136,232,645	707,882	136,940,527	99.48%	0.52%
Deborah McCombe	134,087,907	2,852,620	136,940,527	97.92%	2.08%
James D. Nasso	133,993,761	2,946,766	136,940,527	97.85%	2.15%
Dr. Sean Riley	136,375,667	564,860	136,940,527	99.59%	0.41%
J. Merfyn Roberts	135,068,548	1,871,979	136,940,527	98.63%	1.37%
Howard R. Stockford	135,205,053	1,735,474	136,940,527	98.73%	1.27%
Pertti Voutilainen	133,681,555	3,258,972	136,940,527	97.62%	2.38%

* As a ballot was not required, the number of votes disclosed reflects only the proxies received by management of Agnico Eagle in advance of the Meeting.

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

For further information:	Investor Relations
(416) 947-1212